UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
       LORIMER, ROBERT SCOTT
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
    December 31, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   TREASURER, VICE PRESIDENT FINANCE, CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |41,673             |D     |                           |
tock                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |67,233             |D (a) |                           |
tock                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|12/31/|A   | |3,703             |A  |NIL        |43,709             |I (b) |ESOP Benef.                |
tock                       |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |175,000            |I (c) |By SGMC                    |
tock                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |125,556            |I (d) |By Plateau                 |
tock                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |512,359            |I (e) |By Crested                 |
tock                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |1,581              |I (f) |By NWG                     |
tock                       |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
 Stock Option (Right t|$2.875/s|     |    | |           |   |12/04|09/25|Common Stock|34,782 |       |34,782      |D  |            |
o Buy) (g)            |h       |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Stock Option (Right t|$2.00/sh|     |    | |           |   |12/04|09/25|Common Stock|40,218 |       |40,218      |D  |            |
o Buy) (g)            |        |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Stock Option (Right t|$2.40/sh|     |    | |           |   |01/10|01/09|Common Stock|80,233 |       |80,233      |D  |            |
o Buy) (g)            |        |     |    | |           |   |/01  |/11  |            |       |       |            |   |            |
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 Stock Option (Right t|$3.90/sh|     |    | |           |   |12/07|12/06|Common Stock|100,000|       |100,000     |D  |            |
o Buy) (h)            |        |     |    | |           |   |/01  |/11  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Stock Option (Right t|$2.25/sh|     |    | |           |   |08/08|12/06|Common Stock|97,000 |       |97,000      |D  |            |
o Buy) (h)            |        |     |    | |           |   |/02  |/11  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Attachment to Form 4 dated April 9,
2003.
(a) Consists of 15,120 shares and 52,113 shares subject to forfeiture by the Reporting person. The 15,120 shares, issued under the USEG Restricted Stock Bonus Plan, are deemed "earned out" by the Reporting Person:
(i) if he is continuously employed by U.S. Energy Corp. until he retires; (ii) if he becomes totally disabled; (iii) upon his death, or (iv) if the shares are claimed within three years following the occurrence of (i), (ii) or (iii). The 32,113 shares, issued under the 1996 Stock Award Program vest over a 5 year period at the rate of 20% per year and are subject to the forfeiture conditions noted previously. The treasurer of USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositve rights over all 67,233 shares. The shares do not come under the control of the Reporting Person until termination of employment. The total number of shares is presently reported; distributions to the Reporting Person will not be separately reported. The acquisitions of the shares by the Reporting Person from both the Bonus Plan and the
Award Program are exempt under Rule
16b-3.
(b) Consists of shares held in the U.S. Energy Corp. Employee Stock Ownership Plan (the"ESOP") in an account established for the benefit of the Reporting Person. The transaction date (12/31/02) reflects USEG's fiscal year end date, which date is used to determine the total number of shares contributed to the ESOP, however, the individual contribution amounts are not available until after audit of the company's payroll.
(c) Consists of shares held by Sutter Gold Mining Company ("SGMC"), a subsidiary of USEG. The Reporting person is an officer of both USEG and SGMC. The Reporting Person is not a controlling shareholder of SGMC, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by SGMC, under Rule
16a-1(a)(2)(iii).
(d) Consists of shares held by Plateau Resources Limited ("Plateau"), a wholly-owned subsidiary of USEG. The
Reporting Person is an officer of both USEG and Plateau. The Reporting Person is not a controlling shareholder of
Plateau, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by
Plateau, under Rule
16a-1(a)(2)(iii).
(e) Consists of shares held by Crested Corp. ("Crested"), a majority-owned subsidiary of USEG. The Reporting
Person is an officer of both USEG and Crested. The Reporting Person is not a controlling shareholder of Crested, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Crested, under
Rule
16a-1(a)(2)(iii).
(g) Consists of shares held by Northwest Gold, Inc. ("NWG"), a subsidiary of USEG. The Reporting Person is an officer of both USEG and NWG. The Reporting Person is not a controlling shareholder of NWG, and therefore the
Reporting Person does not have a pecuniary interest in the USEG shares held by NWG, under Rule 16a-1(a)(2)(iii).
(g) Stock options granted under the Issuer's 1998 Incentive Stock Option Plan, and exempt under Rule 16b-3.
(h) Stock options granted under the Issuer's 2001 Incentive Stock Option Plan, and exempt under Rule 16b-3.
NOTE:   Pursuant to SEC Rule 16a-1(a)(2), information on Plateau, SGMC, Crested and NWG is not required,
however, Registrant
has
             undertaken comprehensive disclosure and reports shares held by
Plateau, SGMC, Crested and NWG as
indirectly owned
by
             the  Reporting Person.
             The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes c,
d, e and
f.
SIGNATURE OF REPORTING PERSON
       /s/   ROBERT SCOTT LORIMER
DATE
  April 9, 2003